TRANSMISSÃO PAULISTA

RECEIVED
2007 MAY 11 A 6:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, April 27, 2007

Ref.CT/F/01271/2007

SUPPL

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP No. : 20441Q107 (Common)
SEC F-6 File No. : 333-10808
No. CUSIP No. : 20441Q206 (Preferred)
SEC F-6 File No. 333-10806
Exemption # **82-04980**

07023444

Gentleman/Madam:

We are enclosing herewith a copy of the following documents for your archives:
- Abstract of the Minutes of the Ordinary and Extraordinary General Shareholders' Meeting held on March 19, 2007.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and Relations with Investors

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

Companhia de Transmissão de Energia Elétrica Paulista

Corporate Taxpayer Registry (C.N.P.J.) n° 02.998.611/0001-04

NIRE 35300170571

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

DATE, TIME, VENUE: On the nineteenth (19) day of the month of March, 2007, at 9 o'clock in the morning, at Rua Bela Cintra, 847, 9° andar, in this Capital.

SUMMONS: Call Notice published on February 28 and March 1 and 2, 2007 in the São Paulo State Official Gazette and Folha de São Paulo newspaper. **PRESENT:** Shareholders representing over two thirds of the corporate capital with right to vote, according to the signatures on the Shareholders Attendance List, and also members of the Company's Board of Directors, Management and Supervisory Board.

TABLE: Chairman: Luis Fernando Alarcón Mantilla. Secretaries: Luiz Carlos Mussi and Miguel Tornovsky.

AGENDA: 1) Administrators' Accounts and Financial Statements related to 2006 financial year. **2)** Imputing the amount of R$54,354,000.00 of Remunerative Interest on Own Capital, equivalent to R$0,364095 per one-thousand share lot, credit which was approved by the Board of Directors on 05/15/2006, at the amount of the Dividends owed to shareholders referring the 2006 financial year, according to article 36, 2nd paragraph of the Articles of Agreement, the first installment worth R$ 27,177,000.00 being paid on 12/01/2006. **3)** Payment of the second installment of the Remunerative Interest on Own Capital, mentioned in item 2 hereinbefore, referred to gross value of R$ 27,177,000.00 (to be also affected by the withholding income tax), equivalent to R$0.182048 per one-thousand share lot, for 03/27/07. **4)** Appoint R$ 60,598,592.55 to shareholders, in the form of complementary dividends, equivalent to R$ 0.405925 per one-thousand share lot, referring to the 2006 financial year, for payment on 03/27/07. **5)** Appoint R$ 85,000,.000.00 to shareholders, in the form of

complementary dividends, equivalent to R$ 0.569381 per one-thousand share lot, referring to the financial year, for payment on 03/273/07. **6)** Election of Supervisory Board effective and alternate members. **7)** Election of the Board of Directors members. **8)** Settling the annual global amount of remuneration and other advantages of the Company's administrators and Supervisory Board members, in the terms of article 152 of Law 6.404/76. **9)** Ratification of bonus Payment to administrators, referring to the 1st semester of 2006, approved by the Board of Directors on 10/16/06. **10)** Alteration of the Articles of Agreement – articles : 1st, 2nd, 12, 17, 21, 20, 22, 24, 25, 26, 28 and 36, according to the Board of Directors' proposal.

CLARIFICATIONS: **a)** The subjects were duly appreciated by the Board of Directors and Supervisory Board; **b)** The minutes shall be drawn in the form of a summary and published omitting the signatures of those present in the meeting, according to what is provisioned in paragraphs 1st and 3rd of article 130 of Law n° 6.404/76.

DELIBERATIONS: 1) Administrators' Accounts and Financial Statements related to 2006 financial year. The subject content on the Expert Opinion of Deloitte Touche Tohmatsu Auditores Independentes and CTEEP's Supervisory Board, with the favorable opinion of the Company's Board of Directors, drawn on the 02/16/07 meeting 's minutes. After the subject was presented, it was **approved** by unanimity. **2)** Imputing the amount of R$54,354,000.00 of Remunerative Interest on Own Capital, equivalent to R$0,364095 per one-thousand share lot, credit which was approved by the Board of Directors on 05/15/2006, at the amount of the Dividends owed to shareholders referring the 2006 financial year, according to article 36, 2nd paragraph of the Articles of Agreement, the first installment worth R$ 27,177,000.00 being paid on 12/01/2006. After the subject was presented, it was **approved** by unanimity. **3)** Payment of the second installment of the Remunerative Interest on Own Capital, mentioned in item 2 hereinbefore, referred to gross value of R$ 27,177,000.00 (to be also affected by the withholding income tax), equivalent to

R$0.182048 per one-thousand share lot, for 03/27/07. After the subject was presented, it was **approved** by unanimity. **4)** Appoint R$ 60,598,592.55 to shareholders, in the form of complementary dividends, equivalent to R$ 0.405925 per one-thousand share lot, referring to the 2006 financial year, for payment on 03/27/07. After the subject was presented, it was **approved** by unanimity. **5)** Devote the accretion interest installment worth R$ 85,000,000.00 to shareholders, as dividends, equivalent to R$0.569381 per one-thousand share lot, for payment on 03/27/07. After the subject was presented for voting, it was **approved** by unanimity. **6)** Election of Supervisory Board effective and alternate members. Shareholder ISA Capital do Brasil S.A. appointed to the following effective members to comprise the Supervisor Board: Antonio Luiz de Campos Gurgel, Manuel Domingues de Jesus e Pinho, Celso Clemente Giacometti and Vladimir Muskatirovic; and as alternates: Walter Silva; Carlos Lencioni, Josino de Almeida Fonseca and João Vicente Amato Torres. In line with what is provisioned in article 161, § 4th, paragraph "a", of Law nº 6.404/76, shareholder ELETROBRÁS representative appointed, as title-holder of preference share, Elisabeth Elias Bhöm for effective member and Mary Annie Cairns Guerrero for alternate. After the topic was clarified, the subject was **approved** by unanimity, being elected the following members and alternates for the Company's Supervisory Board:

***Effective Members**:* **Antonio Luiz de Campos Gurgel**, Brazilian, married, business administrator, bearer of identity card (RG) nº 2.575.484 SSP/SP, registered in the Individual Taxpayer Registry (CPF/MF) under nº030.703.368-68, resident and domiciled in this capital at Rua Professor Alexandre Correia, 321, apt. 72; **Manuel Domingues de Jesus e Pinho**, Portuguese, married, accountant, bearer of identity card (RG) nº 1.974.844, SSP-RJ, registered in the Individual Taxpayer Registry (CPF/MF) under nº 033.695.877-34, resident and domiciled at Av. Rio Branco, 311 4º andar, Rio de Janeiro, RJ; and **Celso Clemente Giacometti**, Brazilian, married, business administrator, bearer of identity card (RG) nº 3.179.758-1 SSP-SP, registered in the Individual Taxpayer Registry (CPF/MF) under nº 029.303.408-78,

resident and domiciled in this capital at Rua Regina Badra, 911 São Paulo, SP; **Elisabeth Elias Böhm,** Brazilian, married, lawyer, identity card (RG) n° 3003892639 SSP/RS, registered in the Individual Taxpayer Registry (CPF/MF) under n° 112.447.390-49, resident and domiciled at rua Praia de Botafogo, 422 – apt. 1101 – Rio de Janeiro/RJ; **Vladimir Muskatirovic,** Brazilian, divorced, lawyer, bearer of identity card (RG) n° 9.547.768-8, registered in the Individual Taxpayer Registry (CPF/MF) under n° 087.004.088-08, resident and domiciled at SQN 314 Bloco "H" apt. 205, Brasília – DF; all of them with mandates until AGO, which shall take place on the first 4 months of 2008, in line with what is provisioned in the Articles of Agreement. ***Alternate Members:*** **Walter Silva,** Brazilian, married, accountant, bearer of identity card (RG) n° 5.286.376, registered in the Individual Taxpayer Registry (CPF/MF) under n° 570.536.008-82, resident and domiciled in this capital at rua Caiowaas, 560 apartment 22;

Walter Silva, Brazilian, married, accountant, bearer of identity card (RG) n° 2.465.215, registered in the Individual Taxpayer Registry (CPF/MF) under n° 415.944.448-20, resident and domiciled in this capital at rua Caiowaas, 30 apartment 20; and

Josino de Almeida Fonseca, Brazilian, married, civil engineer, bearer of identity card (RG) n° 5.492.136, registered in the Individual Taxpayer Registry (CPF/MF) under n° 005.832.607-30, resident and domiciled in this capital at rua Dr. Oscar Monteiro de Barros, 400 apt. 101;

Mary Annie Cairns Guerrero, Brazilian, married, graduated in Modern Languages and International Relations, bearer of identity card (RG) n° 2.018.232, registered in the Individual Taxpayer Registry (CPF/MF) under n° 550.646.557.20, resident and domiciled at Praia do Flamengo, n° 66 Bloco "A" 8° andar, Rio de Janeiro/ RJ;

João Vicente Amato Torres, Brazilian, single, accountant, bearer of identity card (RG) n° 57.991-7, registered in the Individual Taxpayer Registry (CPF/MF) under n° 835.931.107-25, resident and domiciled at Av.Rua Professor Hélion Povoa, 56 – bloco I – apt. 701, Tijuca – Rio de Janeiro. The investiture on the positions of Tax

Adviser shall obey the requisites, impediments and procedures provided in article 162 of Law n° 6474/76 and other normative provisions. If an effective member cannot attend the meetings, the alternate member shall be summoned to take part in them. The election of the Supervisory Board members was **approved** by unanimity.

7) Election of the Board of Directors members. Whereas the Board of Directors is comprised, in the Articles of Agreement in force, by up to sixteen (16) members at the moment, and it is the object of this AGOE's agenda is to reform the Articles of Agreement, with the proposal to reducing the number of members, so that the Board of Directors starts being comprised by up to 10 members, the present shareholders approved, by unanimity, to settle the number of the next Board of Directors members in ten (10) members. A proposal was presented by the shareholder and controller to fill eight (8) vacancies for the Board and by shareholder ELETROBRÁS representative, in a separate voting, in the form of article 141, §4°, II, of Law 6,404/76, proposed to reconduct the advisor previously elected at AGE on April 2006. Whereas art. 42 of the Articles of Agreement provisions that the mandate of advisers elected by the preferred individuals and employees in separate voting shall be kept until the 2008 AGO, the Board of Directors is comprised this way:

Luis Fernando Alarcón Mantilla, Colombian, married, civil engineer, bearer of Identity Card (RG) n° 19.144.982, resident and domiciled in Calle 12 Sur n° 18-168, Medellín, Colombia;

Fernando Augusto Rojas Pinto, Colombian, married, electricist engineer, bearer of Identity Card (RG) n° 19.316.907, resident and domiciled in this capital at rua Bela Cintra, 847 – 3° andar;

Cesar Augusto Ramírez Rojas, Colombian, married, civil engineer, bearer of Identity Card (RG) n° 4.344.544, resident and domiciled in Calle 12 Sur n° 18-168, Medellín, Colombia;

Fernando Maida Dall'Acqua, Brazilian, married, agronomist, bearer of Identity Card (RG) n° 4.146.438-2, registered in the Individual Taxpayer Registry (CPF/MF) under

nº 655.722.978-87, resident and domiciled in this capital at Rua Carlos Queiroz Telles, nº 81, Apto. 131;

Fernando José Tenório Acosta, Brazilian, married, bachelor in law, bearer of Identity Card (RG) nº 7.139.645-7, registered in the Individual Taxpayer Registry (CPF/MF) under nº 953.603.608-87, resident and domiciled in this capital at Rua Pedro Vilalobos Martin, 194;

Guido Alberto Nule Amin, Colombian, married, economist, bearer of Identify Card (RG) nº 7.417.654, resident and domiciled in Carrera 57, nº 79-129, Piso 4, Bogotá D.C., Colombia;

Isaac Yanovich Farbaiarz, Colombian, married, industrial engineer, bearer of Identity Card (RG) nº 32.639.946, resident and domiciled in Carrera 69 nº 25B – 44 – escritório 1002, Bogotá D.C., Colombia;

Luisa Fernanda Lafaurie Rivera, Colombian, married, economist, bearer of Identity Card (RG) nº 8. 243.355, resident and domiciled in Carrera 69 nº 25B – 44 – escritório 1002, Bogotá - D.C., Colombia;

Orlando José Cabrales Martinez, Colombian, married, industrial engineer, bearer of Identity Card (RG) nº 3.789.316, resident and domiciled in Carrera nº 10B – 28-49 –escritório 27, Bogotá D.C., Colombia;

Rogério da Silva, Brazilian, married, sociologist, bearer of Identity Card (RG) nº 4.978.194-7, registered in the Individual Taxpayer Registry (CPF/MF) under nº 609.549.738-87, resident and domiciled in this capital at rua Marco Aurélio, nº 619, all of them with mandate until AGO, which shall take place in the first 4 months of 2008, according to what is provisioned in the Articles of Agreement. The Advisors now elected produced the Declaration and further documents required by Instruction CVM 367/02 and their investiture in the positions shall comply with the requisites, impediments and procedures of Law nº 6.404/76 and further applicable regulatory provisions. The election of the Supervisory Board members was **approved** by unanimity.

8) Settling the annual global amount of remuneration and other advantages of the Company's administrators and Supervisory Board members, in the terms of article 152 of Law 6.404/76. Shareholder ISA Capital do Brasil S.A. proposed, in the terms of article 152 of Law nº 6.404/76, the annual global amount of the remuneration and further advantages of the Society administrators for seven million and five hundred thousand reais (R$ 7,500,000.00) for the period of 12 months, starting on 04/1012007 until 03/31/2008. The Supervisory Board members shall receive a monthly remuneration of three thousand and five hundred reais (R$ 3,500.00), being what is provisioned in § 3º of article 162 of Law nº 6474/76 observed, that is, a minimum of 0.1 (a tenth) of the monthly weighted average of the remunerations paid to the Management, the representative budget not being considered. After being discussed and voted, the subject was **approved** by unanimity, being the Board of Directors responsible for individualizing the global remuneration now approved among the Company administrators.

9) Ratification of bonus Payment to administrators, referring the 1st quarter of 2006, approved by the Board of Administrators on 10/16/06. Placed to discussion and then voting, the subject was approved by unanimity.

10) Alteration of the Articles of Agreement – articles : 1st, 2nd, 12, 17, 21, 20, 22, 24, 25, 26, 28 and 36, according to the Board of Directors' proposal. The Statutory alteration was consented by ANEEL by means of order nº 682, published in the Federal Official Gazette, edition of 03/16/2007. Following the clarifications the topic was considered and then voted on, being the subject then approved by unanimity and the writing of the Company's Articles of Agreement was settled this way:

CHAPTER I - NAME, HEADQUARTERS, OBJECT AND DURATION OF THE SOCIETY.

ARTICLE 1ST- CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, applying the brand Transmissão Paulista, shall be ruled by the Articles of Agreement herein and by the applicable legislation.

ARTICLE 2ND - It is the object of the society:

I - study, plan, project, build, operate and maintain electrical power transmission systems, as well as lines, substations and control centers, as well as the respective infrastructure;

II - study, prepare, project, execute, explore or transfer research and development plans aiming at any type or form of transportation of power, as well as other activities related to available technology, be it directly or in collaboration with state or private agencies;

III - explore, isolatedly or with the participation of other societies, activities stemming from the subsidiary use of material or nonmaterial goods of its ownership, due to the essential nature of its activity, as well as the rendering of services directly or indirectly related to its objective; and

IV - participate in other societies as partner, shareholder or stockholder. **V** - organize partnerships or any other type of business cooperation;

ARTICLE 3RD - The headquarters and justice court of the society is in the city of São Paulo for an undetermined period of time.

Sole paragraph- The society may be able to open and close affiliates, branches, agencies, offices or representations in Brazil and abroad, by means of proposals by the Management and deliberation of the Board of Directors.

CHAPTER II - THE CORPORATE CAPITAL, SHARES AND SHAREHOLDERS-

ARTICLE 4TH - The subscribed and integrated corporate capital is four hundred and sixty two million reais (R$ 462,000,000.00), divided into one hundred and forty nine billion, two hundred and eighty five million, thirty four thousand, nine hundred and ninety six (149,285,034,996) shares, being sixty two billion, five hundred and fifty eight million, six hundred and sixty two thousand, eight hundred and three (62,558,662,803) of them ordinaries and eight six billion, seven hundred and twenty six million, three hundred and seventy two thousand, one hundred and ninety three (86,726,372,193) preferential, all of them registered shares, book entry shares and no par shares.

ARTICLE 5TH- The authorized corporate capital is one billion, four hundred and sixty nine million and ninety thousand reais (R$ 1,469,090,000.00), being six hundred and fifteen million, six hundred and ninety five thousand, six hundred and nineteen reais (R$ 615,695,619.00) in ordinary shares and eight hundred and fifty three million, three hundred and ninety four thousand, three hundred and ninety four thousand and three hundred and eighty one reais (R$ 853,394,381.00) in preferential shares, all of them registered, book entry and no pare shares.

Paragraph 1st- The society, in face of the Board of Directors deliberation and regardless of statutory reform, is authorized to inhance the corporate capital up to the limit referred to in the "caput" of the article herein, issuing shares correspondent to each species, being the proportion of the existing shares respected. **Paragraph 2nd** - In the emission of shares, within the limit of the authorized capital, the Board of Directors shall determine:

a) the quantity, species and class of the shares;

b) the price of the issuance; and

c) other conditions on subscription and integralization, in the terms of Law nº 6.404/76.

Paragraph 3rd - What is provisioned in paragraph 1st of the article herein shall not be applied to the hypothesis of increase of capital against integralization of assets, which shall depend on the General Meeting, in the terms of Law nº 6.404/76.

Paragraph 4th - The society shall also issue subscription bonus, observing the limit of the authorized capital, against deliberation by the Board of Directors. **Paragraph 5th** - The shareholders who fail to accomplish the integralizations in the settled conditions shall, in full right, incur in fine and be subject to payment of interests of 1% (one percent) per month, indexation, according to index to be defined by the Board of Directors, and fine of ten per cent (10%), calculated on the amounts in arrears, with no harm to the other legal initiatives applicable.

Paragraph 6th - On deliberation of the Board of Directors, the company may acquire shares of its own issuance for purposes of cancellation or for keeping them in the

treasury, determine its resale or replace them in the market, being the legal norms and other applicable provisions complied with, including those issued by the Securities and Exchange Commission.

Paragraph 7th - Within the limit of the authorized capital and according to the plan approved by the General Meeting, the company may grant its administrators and employees the choice to purchase the shares, excluding the shareholders' right to first refusal in the granting and purchase choice. **ARTICLE 6TH** - The preference shares shall have the following characteristics:

I - priority of capital reimbursement, with no right to premium in case of company liquidation;

II - non-cummulative priority dividend, of ten per cent (10%) per year, calculated on own capital on this kind of share;

III - right to elect a member of the Supervisory Board, and respective alternate, chosen by the share titleholders, in separate voting, under the conditions provisioned by Law nº 6.404/76;

IV - right to elect a member of the Board of Directors, chosen by the share titleholders, in separate voting, under the conditions provisioned by Law nº 6.404/76;

V - right to participate in the capital increase, resulting from the indexation and capitalization of reserves and profits, in the same conditions of the ordinary shares; and

VI - shall not have right to vote and shall be irredeemable.

ARTICLE 7TH - Each nominative ordinary share shall have the right to one (1) vote in the deliberations of the General Meetings.

ARTICLE 8TH - The shareholders may, being the legal dispositions observed, convert ordinary shares into preferential shares and vice-versa, provided they are integrated. The conversions shall be carried out on deliberation of the Board of Directors, in periods not inferior to fifteen (15) consecutive days, being the following conditions observed:

a) the shareholders shall have enjoyed, in order to use the benefit, all their rights regarding the owned shares and produce the identity documents in the time of conversion;

b) in each period of species conversion, the shareholder may produce requests to convert up to three per cent (3%) of the corporate capital and the amount of requests made shall not exceed five per cent (5%) of the corporate capital.

ARTICLE 9TH - All company shares are book entry shares, and kept in deposit accounts under their title-holder names, with no issuance of certificates, in a financial institution authorized by the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and assigned by the Board of Directors.

Sole paragraph - The company may authorize the depositing institution in charge of registering the shareholder's book entry shares, being the limits settled by the Securities and Exchange Commission observed, the cost of the book entry share ownership assignment service.

ARTICLE 10 - In case of corporate capital increase, the shareholders are granted the right to first refusal to subscribe the shares correspondent to the increase, proportionally to the number of owned shares, being what is provisioned in Article 171 of Law nº 6.404/76 observed.

Sole paragraph - What is provisioned in this article is not applied to cases of capital increase within the authorized limit, according to the hypothesis provisioned in paragraphs I and II of Article 172 of Law nº 6.404/76.

CHAPTER III - THE COMPANY BODIES -

ARTICLE 11 - The company bodies are: **I** - General Meeting; **II** - Board of Directors; **III** - Management; and **IV** - Supervisory Board.

THE GENERAL MEETING -

ARTICLE 12 - The General Meeting shall meet on an ordinary basis until April 30th of each year, in the form of the law, in order to: **a)** get from the administrators the accounts related to the last financial year; **b)** examine, discuss and vote on the financial statements, instructed with the opinion of the Supervisory Board; **c)**

deliberate on the destination of the net profit and distribution of dividends of the financial year; **d)** elect the Supervisory Board's effective and alternate members; **e)** elect, whenever appropriate, the Board of Directors' members; and **f)** determine the fees of the Supervisory Board's members as well as the global annual amount of remuneration and administrators further advantages.

ARTICLE 13 - The General Meeting shall be summoned by the Board of Directors or, in the cases provisioned by law, by shareholders or the Supervisory Board.

ARTICLE 14 - In the General Meeting, the shareholders shall produce identity document and/or articles of association that prove their legal representation.

Paragraph 1st - The company shall be exempt from producing proof of ownership of shares by the titleholder of the book entry shares entered in the shareholders list provided by the depositing financial institution.

Paragraph 2nd - The shareholders participating in the registered share merging custody shall be deposited in the company headquarters, with a minimum of two (2) days in prior to the date the General Meeting took place, besides the other documents provisioned in the article herein, extract issued at least five (5) days before the date of the General Meeting by the Brazilian Custody and Liquidation Chamber or other competent body, containing the subject shareholder participation.

Paragraph 3rd - The shareholders may be represented in the General Meeting by a proxy constituted in the terms of § 1st of Article 126 of Law nº 6.404/76, by public or private instrument, with certification, provided the subject mandate instrument has been deposited in the company's headquarters, together with the other documents provisioned in the article herein, with a minimum of two (2) business days prior to the date the General Meeting takes place.

ARTICLE 15 - The General Meetings shall be chaired by the Board of Directors Chairman or by his substitute, who shall choose the Secretary.

ARTICLE 16 - The deliberations of the General Meeting shall be taken by the majority of votes present, being the exceptions provisioned by Law nº 6.404/76 or in this Charter respected, and the blank votes or abstentions not being counted.

Paragraph 1st - The General Meeting shall only be able to deliberate on the agenda's subjects that are part of the call notice, being the exceptions provisioned in the Law nº 6.404/76 respected.

Paragraph 2nd - The Meetings' Minutes shall be drawn in the General Meeting Minutes book, in the form of a summary of facts occurred and taken place with omission of signatures.

THE BOARD OF DIRECTORS - **ARTICLE 17** - The Board of Directors shall be comprise up to ten (10) members, being all of them shareholders, resident or not in this Country, and elected by the General Meeting, being the legal provisions in force observed.

Paragraph 1st - The Board of Directors shall elect, among its members, one (1) Chairman and one (1) Vice Chairman.

Paragraph 2nd - The administrators' annual remuneration and further advantages, approved by the General Meeting, shall be individualized by the Board of Directors.

Paragraph 3rd - The participation of employees in the Board of Directors shall be assured by their indicating a representative of their choice in direct election, whose name shall be ratified by the General Meeting, in the terms of CTEEP's Public Notice n° SF/001/2006 on Corporate Capital Sale;

ARTICLE 18 - The Board of Directors' mandate shall be of one (1) year, being reelection allowed. **Paragraph 1st** - The Board of Directors' members shall take on their respective positions against subscribing the Administrators' Compliance Term, referred to in the São Paulo Stock Exchange Regulation on Corporative Govencance Differentiated Practices, and by signing the take-on term, drawn in the Board of Directors minutes book.

Paragraph 2nd - At the end of the mandate term, the Board of Directors' members shall remain in their positions until their successors take on.

ARTICLE 19 - There being a vacancy for any reason in the Board of Directors, the Council Chairman may fill it "ad referendum" of the General Meeting, the substitute exerting the mandate until the end of the remaining term.

Paragraph 1st - The Board of Directors' Chairman shall be replaced, in his temporary absences, by the Vice Chairman, or, in the absence of this latter, by another Advisor nominated by him, on the choice of the other members of the Council.

Paragraph 2nd - In the case of vacancy for the position of Council Chairman, the Vice Chairman shall take on the position, who shall remain in the position until the Council chooses its new office holder, the substitute exercising the mandate for the remaining term.

ARTICLE 20 - It is up to the Board of Directors:

I - settle the general direction of the company businesses;

II - elect, reelect and distribute the Company Management members, assigning them duties, being what is provisioned in the Articles of Agreement observed;

III- elect, reelect and distribute among the Directors, the one who shall substitute the Chairman in his absences;

IV - inspect the Management administration, examine the company books and document, at any time, request information on contacts entered into or to be entered into and other information it deems necessary, as well as participate in any other acts;

V - summon the General Meeting in the cases provisioned by law or whenever it deems it necessary;

VI - give opinion on the Administration reports and Management Financial Statements and accounts;

VII - deliberate on the acquisition, sale or burden of properties and personal properties belonging to the company's equity, fundraising against issuance of Promissory Notes, getting loans or financing, constitution of real encumbrance and concession of real or guaranty securities to guarantee own liabilities or company liabilities controlled or linked to the company when the operation surpasses two per cent (2%) the integrated corporate capital.

VIII - authorize the concession of loans to third parties, including companies controlled or linked to the company, when the operation surpasses two per cent (2%) the integrated corporate capital.

IX - approve the plans and annual and pluriannual financial, economic and for-the-execution-of-works budgets prepared by the Management;

X - choose and destitute Independent Auditors;

XI - submit to the General Meeting proposal to reform the Articles of Agreement;

XII - deliberate on the issuance, placement, price and conditions for the integration of shares and subscription bonuses, after hearing the Supervisory Board in force, as well as do the capital calls within the limits of the authorized capital;

XIII - deliberate on capital increase, issuance, purchase and cancellation of shares, in accordance with paragraphs 1st, 4th, 5th and 6th of article 5th of the Articles of Agreement herein, and settle the term for the exercise of the right to first refusal to the subscription of the issued shares, if applicable, issuance price of each share, as well as its respective integration term and conditions;

XIV - authorize the negotiation by the company, of its own shares and deliberate on the issuance of simple debentures, not convertible into shares and with no real guarantee and share purchase, being the legal provisions in force observed;

XV - approve the participation of the Company in the corporate capital of other companies, as partner or shareholder, as well as its participation in partnership or any kind of business collaboration implying in a solidary responsibility for the company;

XVII - exert the other functions as they are assigned to it by the General Meeting, within the applicable norms in force;

ARTICLE 21 - The Board of Directors shall meet on an ordinary basis on the dates foreseen in the annual calendar approved by it in the first meeting of each financial year, and on an extraordinary basis whenever it is summoned for that purpose by its Chairman, or against request by the majority of its members.

Paragraph 1st - The Board of Directors shall meet with the attendance of the majority of its members and deliberate by voting by the majority of those present, the Chairman having the quality vote, besides his own vote.

Paragraph 2nd - The Board of Directors meetings may take place by telephone conference call, video conference or any other means of communication allowing the identification of the member and a simultaneous communication with all the other persons attending the meeting. The Advisors present may also delegate their vote, in writing, to all the other Advisors.

Paragraph 3rd - The Advisors who take part in the meeting in the form provisioned hereinbefore shall be considered present in the meeting for all purposes, being the signature in the subject minutes valid by facsimile or other electronic means, a copy of it being filed in the company headquarters, together with the signed original of the minutes.

Paragraph 4th - The previous summoning for the meeting shall be dismissed if all members are present.

The Management - **ARTICLE 22** - The company shall be administered by a Management comprising up to six (6) members, being one (1) Chairman, one (1) Financial and Relations with Investors Director, one (1) Administrative Director, one (1) Organizational Management Director, one (1) Operation Director and one (1) Undertakings Director, who shall exert their functions in the terms of the assignments settled in the Articles of Agreement herein.

Paragraph 1st - The Management members may be Brazilian or foreign, since those resident in Brazil, shareholders or not, may be named and destituted by the Board of Directors at any moment.

Paragraph 2nd - The Management members' fees and further advantages shall be settled in a global way by the General Meeting and in an individual way by the Board of Directors.

ARTICLE 23 - The members of the Management's mandate shall be three (3) years, being reelection admitted.

Paragraph 1st - The Management members shall take on their respective positions against subscribing the Administrators' Compliance Term, referred to in the São Paulo Stock Exchange Regulation on Corporative Govencance Differentiated Practices, and by signing the take-on term, drawn in the Management minutes book.

Paragraph 2nd - At the end of the mandate term, the Management members shall remain in their positions until their successors take on.

ARTICLE 24 - There being a vacancy in the Management to any position, except that of the Company Chairman, a new Director may be assigned by the Chairman "ad referendum" of the Board of Directors, being the Management mandate term observed.

ARTICLE 25 - It is up to the Management, in a meeting and on deliberation of the majority:

I - carry on with all acts necessary to the regular functioning of the company;

II - approve the company's internal regiment and regulations;

III - propose to the Board of Directors the fundamental guidance of the Administration, which shall be at least appreciated;

IV - submit to the Board of Directors a proposal to increase the capital and reform of the Articles of Agreement herein;

VII - Recommend to the Board of Directors the acquisition, sale or burden of properties and personal properties belonging to the company's equity, fundraising against issuance of Promissory Notes, getting loans or financing, constitution of real encumbrance and concession of real or guaranty securities to guarantee own liabilities or company liabilities controlled or linked to the company when the operation surpasses two per cent (2%) the integrated corporate capital.

VI - recommend the Board of Directors the concession of loans to third parties, including controlled companies or linked to the company, when the operation surpasses tow per cent (2%) of the integrated corporate capital;

VII - present to the Board of Directors the financial statements of the financial year, the plans and financial, economic and for-the-execution-of-works annual and pluriannual budgets; and

VIII - carry out other activities that may be attributed to the Board of Directors, within the applicable norms in force.

ARTICLE 26 - In the exercise of the Management activities, it is up to:

I - the company Chairman: to preside and superintend the general policy of company settled by the Board of Directors, coordinate the activities among the several Management and guide the Management's sector operation plans.

II - to the Administrative Management: be responsible for the human resources functions, supplies, information technology and legal functions, and settle its guidance;

III - to the Financial Management and Relations with Investors: fundraise and administer financial resources necessary to the operation and expansion of the company and be responsible for the financial planning functions, financial management, accountancy and relations with investors; represent the company in its relationship with internal and foreign capital and financial markets, being responsible for providing information to the relevant bodies;

IV - to the Operation Management: be responsible for the company's operation of the electrical power transmission system and other technical activities and maintenance of power transportation;

V - to the Undertaking Management: to be responsible for the planning activities of expansion, engineering, environment and work management of electrical power transmission, as well as new businesses;

VI- to the Organization Administration Management: to be responsible for restructuring the company, managing he organizational adjustment processes.

Paragraph 1st - It is up to the Director who is assigned by the Board of Directors to replace the Chairman in his absences or occasional impossibility to perform his activities.

Paragraph 2nd - It is up to any member of the Management, on top of exerting the powers conferred to him by the Articles of Agreement herein, the duties settled by the Board of Directors.

ARTICLE 27 - The Management shall meet upon summoning by the company's Chairman, with the presence of most of its members.

Paragraph 1st - The Management decisions shall be taken by majority of votes from those attending the meeting, the company Chairman having, besides his personal vote, the quality vote as well.

Paragraph 2nd - All Management deliveries shall be part of the minutes drawn in the respective minutes book of Management meetings and signed by the Directors attending it. **ARTICle 28** - It is up to the company Chairman, safeguarded the legal and statutory competencies, the judicial and extrajudicial representation of the company.

Paragraph 1st - The company shall be always represented in acts involving financial responsibility of the company or exempt third parties from the responsibility, (i) by the joint signature of two (2) Directors, (ii) by the joint signature of one (1) Director and one (1) proxy, and (iii) by the isolated signature of one (1) Director, provided he is explicitly and specifically authorized by the Board of Directors to sign specific documents, in the terms of the Board of Directors Meeting minutes.

Paragraph 2nd- All proxies shall be granted by the Chairman, together with any other Director, against mandate with specific powers and determined term, except in cases of "ad judicia" power of attorney, case in which the mandate may be for an undetermined term, by means of public or private instrument. Any of the Directors or proxies shall, isolately, and either actively or passively, represent the company in court or before public departments in the company ordinary acts.

Paragraph 3rd- The Directors are prohibited to oblige the company in business foreign to its social object; to oblige the company in financing, bails, sureties or favor guarantees or not related with the company business or companies controlled or linked to the company.

Article 29th - The Management meetings may take place by telephone conference call, video conference or any other means of communication allowing the identification of the member and a simultaneous combination with all the other persons attending the meeting. The absent Directors may also delegate their vote, in writing, to all the other Directors.

Paragraph 1st - The Directors who take part in the meeting in the form provisioned hereinbefore shall be considered present in the meeting for all purposes, being the signature in the subject minutes valid by facsimile or other electronic means, a copy of it being filed in the company headquarters, together with the signed original of the minutes.

Paragraph 2nd - The previous summoning for the meeting shall be dismissed only if all members are present.

THE SUPERVISORY BOARD - ARTICLE 30 - The Supervisory Board shall comprise, the legal provisions being complied with, three (3) to five (5) effective members and the same number of alternates, with a mandate of one (1) year, elected by the Ordinary General Meeting, being reelection allowed.

Paragraph 1st - The fees of the Supervisory Board members shall be settled by the Ordinary General Meeting.

Paragraph 2nd - One member of the Supervisory Board and his respective alternate shall be elected by the titleholders of minority ordinary shares and the other member by the titleholders of preference shares, in line with the terms of Law nº 6.404/76.

ARTICLE 31 - In the hypothesis of vacancy or impediment of an effective member, he respective alternate shall be summoned.

ARTICLE 32 - The Supervisory Board duties are settled by law and its validity shall be permanent.

THE ADMINISTRATORS RESPONSIBILITY - ARTICLE 33 - The company shall assure its Directors, Administration Advisors, Fiscal Advisors and employees or representatives, the legal technical defense in legal proceedings, which have for

object facts resulting or occurred during the exercise of their legal or institutional duties.

Paragraph 1st - The guarantee of defense shall be assured, even after the agent having left, for any reason, the position or terminated exercising his function.

Paragraph 2nd- At the agent's criterion, and provided there is no clash of interest, the defense shall be exerted by lawyers integrating the company's staff.

Paragraph 3rd- The agent may decide to hire a lawyer of his confidence, which fees shall be advanced or reimbursed ever since by the company, in conformity with the parameters settled by the Board of Directors, being the pattern of fees practiced by lawyers alien to the company observed.

Paragraph 4th- Besides the legal defense, the company shall bear the legal costs, emoluments of any nature, administrative expenses and deposits to guarantee the instance.

Paragraph 5th - The agent that is condemned or deemed responsible, with judgment which has the force of res judicata, shall undertake the obligation to reimburse the company with the amounts effectively desimbursed, except when it is proved that he acted in good faith and aiming at social interest.

Paragraph 6th°- The provisions of the article herein are only applicable to facts occurred or acts carried out from January 1st, 2005.

Chapter IV - THE FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFIT -

ARTICLE 34- The financial year shall start on January 1st and end on December 31st of each year.

ARTICLE 35 - At the end of each financial year, the Management shall make prepare the following financial statements of the company, in conformity with the applicable legal provisions: **I** - balance sheet; **II** - equity mutations statement; **III** - statement on the financial year result; **IV** - statement on resources origins and applications; and **V** - cash flow statement. **ARTICLE 36** - Together with the financial statements of the financial year, the Management and Board of Directors shall present to the Ordinary General Meeting a proposal on the destination of the financial

year net profit, calculated after deduction of the participations referred to in Article 190 of Law 6.404/76, according to what is provisioned in § 1st of the article herein, and being the following order observed:

I - five per cent (5%) to prepare a legal reserve, which shall not exceed twenty per cent (20%) of the integrated corporate capital;

II - preparation of a reserve for contingencies, in case they are proposed by the administration bodies, in the terms of Article 195 of Law nº 6.404/76;

III - from the balance, compulsory and preference dividend of ten per cent (10%) per year to preference shares, to be divided among them, calculated on the integrated corporate capital regarding this kind of shares;

III - once the sufficiency of balance is verified, compulsory dividend of ten per cent (10%) per year to ordinary shares, to be divided among them, calculated on the integrated corporate capital regarding this kind of shares;

V -once sufficiency of balance is verified, up to twenty per cent (20%) of the net profit for the preparation of investment reserve for the expansion of activities foreseen in Article 2nd, up to the limit of ten per cent (10%) of the integrated corporate capital; and

VI - the destination of the balance shall be deliberated in the General Meeting, being the retentions allowed by law observed, considering that in the case of distribution of the balance remained in ordinary and preference shares, this shall be done in equal conditions.

Paragraph 1st - The Company may, on Management proposal and deliberation by the Board of Directors, "ad referendum" of the General Meeting, prepare half-yearly, quarterly or shorter-covering financial statements, being able to distribute intermediary dividends based on such statements. **Paragraph 2nd** - The Company may, on Management proposal and deliberation by the Board of Directors, "ad referendum" of the General Meeting, distribute intermediary dividends to the accumulated profit account or profit reserve existing in the last annual or half-yearly balance sheet.

Paragraph 3rd- It shall also be up to the Board of Directors to deliberate, on Management proposal, "ad referendum" of the General Meeting, at any time, on the payment of interests on own capital, which may be deducted from the amount of payable dividends, in the form of the legislation in force.

CHAPTER V - The Dissolution - ARTICLE 37 - The company shall be dissolved in the cases provisioned by law, being it up to the General Meeting to determine the form of liquidation, assigning the liquidator and elect the Supervisory Board which may operate during the liquidation period.

Chapter VI - THE GENERAL AND TRANSIENT PROVISIONS - ARTICLE 38 - The cases omitted in the Articles of Agreement herein shall be solved by the General Meeting and regulated according to what is provisioned in the Law nº 6.404/76.

ARTICLE 39 -The company shall comply with the shareholders agreements filed in its headquarters, being share transference registry forbidden and vote counting proffered in the General Meeting or the Board of Directors meeting contrary in its terms.

ARTICLE 40 - The company shall keep a complementary Welfare Plan for its employees.

ARTICLE 41 - It is hereby settled that, in the terms of Article 45 of Law nº 6.404/76, the dissident shareholders exercise of their right to withdrawal from meeting deliberation, in the hypothesis legally provisioned, shall be carried out against reimbursement, calculated according to the company economic worth, to be counted in assessment, which nomination by experts or specialized companies shall be up to the Board of Directors, "ad referendum" of the General Meeting.

Paragraph 1st - The counting and methodology criterion to be used for the calculation of the company economic amount shall be determined by the specialized company carrying on the assessment. It shall be up to the General Meeting to approve the correspondent opinion on the company assessment.

Paragraph 2nd - The payment of the reimbursement amount shall be made according to deliberation in the General Meeting, in up to six (6) monthly and successive

installments, the first one being due thirty (30) days after the approval of the assessment opinion by the General Meeting.

Paragraph 3rd - Each installment owed to the company as reimbursement payment, shall incur in interests of 0.5% per month and indexation calculated by the Consumer Price Index, disseminated by Fundação Getúlio Vargas, or, in case of extinction or legal impossibility of application, by any other index that might come to replace it.

ARTICLE 42 - The one (1) year mandate term, provisioned in article 18 of the Articles of Association herein, shall be applied to the Advisors elected by separate voting by employees and holders of preference shares only after the AGO that takes place in the year 2008.

ARTICLE 43 - THE NEW CONTROLLER, so deemed the CONTROL BLOCK title shareholder, identified in item (c) of the company's Share Purchase and Sale Contract, entered into on July 26th, 2006, in the terms (i) of Public Notice No. SF/001/2006; (ii) of the company's Share Purchase and Sale Contract; and (iii) of the Concession Contracts nº 059/2001 and nº 143/2001, entered into on June 20th, 2001 and June 20th, 2001, respectively; and (iv) of ANEEL Authorizing Resolution nº 642, of July 25th, 2006; and its occasional successors are, at any rate, including as a result of occasional later cession and transference of shares that are part of the CONTROL BLOCK, solidarily subject to cumulatively respect and comply, in an irrevocable and irretrievable way, with no harm to the compliance with specific legal and regulatory norms, with the obligations and conditions related in each one of the instruments mentioned in items "i", "ii", "iii" and "iv" hereinbefore, exercising, for that matter, if necessary, their right to vote as controlling shareholders of the Company's General Meeting.

Sole paragraph - Within the mentioned obligations, some of them laid down in item 5.3 of Public Notification Nº SF/001/2006, are transcribed here as mere examples, namely: (i) submit to ANEEL's approval any alteration implying in transference or direct or indirect changes to the company's CONTROL BLOCK property;

(ii) keep the company in the form of listed corporation during the whole concession period, being its shares negotiable in the Stock Market;
(iii) assure that one (1) member of the Board of Directors is elected by its employees, in case the shares in their possession are not enough to assure such election in the form of corporate legislation;
(iv) keep the company's headquarters in the State of São Paulo; and
(v) guarantee,in the terms of the law, that the company's directors, administrative advisors, fiscal advisors and employees or representatives who operate on the administrators assignment, have access to the company's documents, thus preserving them according to legal terms, so as to allow their use whenever necessary, in order to subsidize the defense of occasional legal and administrative proceedings aiming at facts resulting or carried out in the exercise of their legal or institutional duties.

CLOSING AND SIGNATURE OF THE MINUTES: There not being any other pronouncement, Mr. Chairman closed the Ordinary and Extraordinary Meetings works so that the minutes herein could be drawn and, once it was agreed upon, it was then signed by the Table and shareholders attending the meetings, who comprise the majority necessary for the deliberations made.

[signature sheet of CTEEP's - Companhia de Transmissão de Energia Elétrica Paulista - Ordinary and Extraordinary Meetings minutes carried out on 03/19/07.]

São Paulo March 19th, 2007

Luis Fernando Alarcón Mantilla
Table Chairman

Luiz Carlos Mussi
Secretary

Miguel Tornovsky
Secretary

END